FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 11, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Magyar Telekom IR
+36-1-458-0437
Gyula Fazekas, Magyar Telekom IR
+36-1-457-6186
Rita Walfisch, Magyar Telekom IR
+36-1-457-6036
investor.relations@telekom.hu

First quarter 2006 results: impressive top line growth, solid cash-flow generation

Budapest – May 11, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first three months of 2006, in accordance with International Financial Reporting Standards (IFRS). From the second quarter of 2005, the consolidated income statement includes the results of Telekom Montenegro Group (“TCG”), while the company’s balance sheet has been consolidated in Magyar Telekom’s accounts as of March 31, 2005.

Highlights:

•                  Reported revenues grew by 6.7% to HUF 153.3 bn (EUR 602.3 m) in Q1 2006 over the same period last year. The higher mobile, internet and interconnection-related revenues compensated for the lower outgoing traffic revenues. The consolidation of TCG’s revenues in Q1 2006 contributed HUF 6.4 bn to Group revenues. Without the consolidation effect of TCG, Group revenues grew 2.3%.

•                  Reported EBITDA increased by 4.9% to HUF 62.0 bn, with an EBITDA margin of 40.5%. Without the impact of TCG, EBITDA was HUF 59.4 bn with an EBITDA margin of 40.4%.

•                  Gross additions to tangible and intangible assets were HUF 19.0 bn. The portion relating to the fixed line segment reached HUF 7.6 bn with mobile at HUF 11.4 bn. Within the mobile segment, HUF 2.2 bn was spent on UMTS-related investments and HUF 4.0 bn on the EDR project.

•                  Fixed line segment: external revenues (after elimination of inter-segment revenues) increased by 3.7% to HUF 82.0 bn, mainly as increased internet broadband and interconnection-related revenues offset the decline, primarily in outgoing traffic revenues. EBITDA amounted to HUF 30.3 bn and the EBITDA margin on external revenues was 36.9%.

•                  Mobile segment: external revenues increased by 10.5% to HUF 71.2 bn driven by voice revenues and enhanced services revenues. EBITDA amounted to HUF 31.7 bn with the EBITDA margin on external revenues reaching a strong 44.6%.

•                  Profit attributable to equity holders of the company (net income) increased by 5.5%, from HUF 18.0 bn (EUR 73.3 m) to HUF 18.9 bn (EUR 74.5 m).

•                  Net cash from operating activities grew to HUF 42.8 bn due to the combined impact of the growth in EBITDA, the lower interest paid and a decrease in working capital requirements (driven mainly by a change in trade receivables). Net cash utilized in investing activities fell to HUF 28.1 bn, mainly driven by the TCG acquisition in Q1 2005.

•                  Net debt decreased by HUF 18.8 bn compared to the end of December 2005, driven by the loan repayment during the first quarter of 2006. The net debt ratio (net debt to net debt plus equity plus minority interests) fell to 30.6% at end-March 2006 (33.1% at end-2005).

Elek Straub, Chairman and CEO commented: “The key driver of the impressive Group-level top line growth in the first quarter were our international activities, helped by the Hungarian mobile business. In the Hungarian mobile market, we were able to increase profitability, reaching a strong 40% EBITDA margin, despite a slight decrease in our market share. At the end of February, the Court of Registry registered the merger of Magyar Telekom and T-Mobile Hungary, completing the merger process. In the Hungarian fixed line business, customer retention played an important role. The number of flat rate solutions grew, reflecting our focus on access revenues, whilst the successful ADSL sales campaign contributed to continued growth in internet revenues. The improvement in productivity, despite fixed line erosion, is reflected in parent company lines per employee ratio of over 500 at end-February 2006, allowing us to reach our public target earlier than planned. International operations in Macedonia and Montenegro drove healthy Group revenue and EBITDA growth. Despite the delay to the General Meeting, the Board of Directors considers a dividend payment for 2005 in line with last year’s level to be reasonable, based on a review of unaudited 2005 financial statements.”

Hungarian fixed line operations: robust growth in broadband connections, lines per employee ratio target met earlier than planned

Revenues before elimination fell by 2.5% to HUF 69.8 bn in Q1 2006 over the same period in 2005 with an EBITDA margin for the quarter at 33.8%. Domestic and international traffic revenues combined declined by 21.0%, mainly due to mobile substitution and traffic loss to fixed line competitors, despite broadly stable local and increased domestic long distance traffic. In addition, lower mobile termination rates and discounts provided in our packages contributed to the revenue decline. At the same time, internet revenues grew by 18.8% as a result of a significant increase in the number of installed ADSL lines. The total number of broadband connections (mainly ADSL and cable) exceeded 400 thousand at end-March 2006. The strong mobile substitution and number portability, both in the business and residential segments, resulted in a continuous decline in the total number of fixed lines (down 5.0% at end-March 2006 compared to a year ago). The strong focus on improving efficiency is reflected in the lines per employee ratio of 501 at parent company level at the end of February, reaching our end-2006 public target earlier than planned. Customised tariff packages at parent company represented 78% of the total number of lines, with over 1.8 million lines at the end of the first quarter of 2006.

International fixed line operations: strong EBITDA margin, consolidation impact of TCG Revenues before elimination grew by 50.1% to HUF 15.8 bn in Q1 2006, reflecting the consolidation impact of Telekom Montenegro. EBITDA increased to HUF 6.7 bn with an EBITDA margin of 42.4%. MakTel’s fixed line business revenues grew by 5.3%, reflecting a favourable foreign exchange movement (4.3%), growing international incoming traffic and internet-related revenues. The results were also affected by lower traffic revenue driven by lower usage. EBITDA showed an impressive growth of 18.5%, and EBITDA margin reached 49.1%. Telekom Montenegro’s fixed line operations contributed HUF 4.2 bn to Group revenues in the first quarter of 2006, whilst the EBITDA contribution was HUF 1.4 bn.

Hungarian mobile operations: healthy EBITDA margin, clear market leadership preserved

Revenues before elimination grew by 4.1% to HUF 65.4 bn in Q1 2006 as a result of higher enhanced service revenues, and to a lesser extent, higher traffic and access revenues. EBITDA was HUF 26.1 bn with an EBITDA margin of 39.9%, reflecting lower employee-related expenses and cost of equipment sales. Average acquisition cost per customer fell by nearly 22% in the first quarter, due to reduced subsidies in both prepaid and postpaid segments. When calculating subscriber acquisition cost, we include the connection margin (SIM card cost less the connection fee) and the sales-related equipment subsidy and agent fee. Although the introduction of new packages generated higher usage and growth in value added services, the discounts offered, combined with the impact of regulatory changes and the extensive use of closed user group offers, resulted in a broadly stable ARPU (monthly average revenue per user). MOU (monthly average minutes of use per subscriber) grew to 129 in the first quarter of 2006, indicative of the improved price elasticity.

International mobile operations: improving Monet’s profitability, robust EBITDA margin at Mobimak

Revenues before elimination grew strongly by 42.7% to HUF 10.9 bn in Q1 2006, primarily driven by the consolidation impact of Monet. EBITDA was HUF 5.6 bn with a high EBITDA margin of 51.9%. MakTel’s mobile business reported 8.0% revenue growth in a growing market characterised by strong tariff competition. EBITDA at Mobimak was HUF 4.4 bn with an impressive EBITDA margin of 53.7%. The results of the international mobile operations also included those of Monet, the mobile subsidiary of Telekom Montenegro, which posted revenues of HUF 2.6 bn and an EBITDA of HUF 1.2 bn in Q1 2006.

As disclosed on April 26, 2006 and March 30, 2006, as well as in the full-year 2005 results announcement made on February 13, 2006, the Company is still inquiring into certain consultancy contracts, totalling approximately HUF 700 million, to determine whether they have been entered into in violation of company policy or applicable law or regulation. This inquiry, which is being conducted by an independent law firm and supervised by the Audit Committee, is still ongoing and it is at this point still too early to determine its outcome. Pending the outcome of the investigation, the Board of Directors of Magyar Telekom has decided to suspend certain employees. The Company has notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation and is in contact with these authorities regarding the investigation. The Company is committed to complying fully with the requirements and requests of these and other authorities with jurisdiction over it. No assurance can be given that, as a result of the investigation, the audited financial statements for 2005 and financial statements for any other period will not vary from those published prior to the completion of the investigation.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including traditional fixed line and mobile telephony, data transmission and value-added services. Magyar Telekom owns 51% of the shares of MakTel, the sole fixed line operator and its subsidiary Mobimak, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Telekom Montenegro. TCG Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of March 31, 2006 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remainder, 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s Q1 2006 results please visit our website:

(www.magyartelekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM

Consolidated

Balance Sheets -

(HUF million)

	Mar 31, 2005	Mar 31, 2006	% change
	(Unaudited)	(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	46 493	56 517	21,6%
Other financial assets held for trading	1 168	1 850	58,4%
Trade and other receivables	91 203	90 638	(0,6)%
Current income tax receivable	4 107	1 122	(72,7)%
Inventories	8 213	10 342	25,9%
Assets held for disposal	3 052	2 056	(32,6)%
Total current assets	154 236	162 525	5,4%

Non current assets
Property, plant and equipment - net	588 315	579 042	(1,6)%
Intangible assets - net	309 290	320 889	3,8%
Associates	4 090	4 841	18,4%
Deferred taxes	12 247	15 112	23,4%
Other non current assets	8 396	5 868	(30,1)%
Total non current assets	922 338	925 752	0,4%

Total assets	1 076 574	1 088 277	1,1%

LIABILITIES
Current liabilities
Loans from related parties	123 675	20 000	(83,8)%
Loans and other borrowings - third party	40 671	56 480	38,9%
Trade and other payables	100 736	101 021	0,3%
Current income tax payable	330	2 061	524,5%
Deferred revenue	1 474	864	(41,4)%
Provisions for liabilities and charges	11 045	4 718	(57,3)%
Short term derivatives	0	87	n.a.
Total current liabilities	277 931	185 231	(33,4)%

Non current liabilities
Loans from related parties	132 000	239 432	81,4%
Loans and other borrowings - third party	54 669	20 230	(63,0)%
Deferred revenue	830	89	(89,3)%
Deferred taxes	2 407	3 613	50,1%
Provisions for liabilities and charges	1 981	3 330	68,1%
Other non current liabilities	47	5 467	11 531,9%
Total non current liabilities	191 934	272 161	41,8%

Total liabilities	469 865	457 392	(2,7)%

EQUITY
Shareholders’ equity
Common stock	104 281	104 277	(0,0)%
Additional paid in capital	27 382	27 380	(0,0)%
Treasury stock	(3 842)	(1 926)	(49,9)%
Cumulative translation adjustment	(2 827)	5 454	n.m.
Retained earnings	409 044	419 062	2,4%
Total shareholders’ equity	534 038	554 247	3,8%
Minority interests	72 671	76 638	5,5%
Total equity	606 709	630 885	4,0%

Total liabilities and equity	1 076 574	1 088 277	1,1%

MAGYAR TELEKOM

Consolidated

Income Statements - IFRS

(HUF million)

	3 months ended Mar 31,		%
	2005	2006	change
	(Unaudited)	(Unaudited)

Revenues
Subscriptions	22 471	23 206	3,3%
Domestic outgoing traffic revenues	22 802	18 359	(19,5)%
International outgoing traffic revenues	2 613	2 514	(3,8)%
Value added, cable voice and other services	2 294	2 478	8,0%
Voice - retail revenues	50 180	46 557	(7,2)%

Domestic incoming traffic revenues	1 690	2 665	57,7%
International incoming traffic revenues	3 204	4 345	35,6%
Voice - wholesale revenues	4 894	7 010	43,2%

Voice revenues total	55 074	53 567	(2,7)%

Internet broadband	6 756	9 351	38,4%
Internet narrowband, content and other	2 615	2 103	(19,6)%

Internet revenues total	9 371	11 454	22,2%
Data	6 014	6 724	11,8%
SI/IT	2 208	2 534	14,8%
Multimedia	3 786	4 314	13,9%
Equipment sales	1 097	1 225	11,7%
Other revenues	1 600	2 223	38,9%

Total fixed segment revenues	79 150	82 041	3,7%

Network usage and access	50 646	55 376	9,3%
Enhanced services	8 769	10 430	18,9%
Equipment sales	4 714	5 005	6,2%
Other revenues	323	428	32,5%
Total mobile segment revenues	64 452	71 239	10,5%
Total revenues	143 602	153 280	6,7%

Employee-related expenses	(21 613)	(21 500)	(0,5)%
Depreciation and amortization	(27 333)	(29 216)	6,9%
Payments to other network operators	(20 932)	(21 868)	4,5%
Cost of telecommunications equipment sales	(7 868)	(8 095)	2,9%
Other operating expenses - net	(34 062)	(39 792)	16,8%
Total operating expenses	(111 808)	(120 471)	7,7%

Operating profit	31 794	32 809	3,2%

Net financial expenses	(7 514)	(7 736)	3,0%

Share of associates’ profits/losses after tax	(284)	(26)	(90,8)%

Profit before income tax	23 996	25 047	4,4%

Income tax	(3 775)	(3 262)	(13,6)%

Profit for the period	20 221	21 785	7,7%

Equity holders of the Company (Net income)	17 956	18 948	5,5%
Minority interests	2 265	2 837	25,3%
	20 221	21 785	7,7%

MAGYAR TELEKOM

Consolidated

Cashflow Statement - IFRS

(HUF million)

	3 months ended Mar 31,		%
	2005	2006	change
	(Unaudited)	(Unaudited)

Cashflows from operating activities

Operating profit	31 794	32 809	3,2%
Depreciation and amortization of fixed assets	27 333	29 216	6,9%
Change in working capital	(6 363)	(3 454)	(45,7)%
Amortization of deferred income	(416)	(232)	(44,2)%
Interest paid	(10 088)	(8 403)	(16,7)%
Bank and other finance charges paid	(672)	(855)	27,2%
Income tax paid	(3 116)	(3 474)	11,5%
Other cashflows from operations	(3 847)	(2 767)	(28,1)%

Net cashflows from operating activities	34 625	42 840	23,7%

Cashflows from investing activities

Purchase of tangible and intangible assets	(19 746)	(27 661)	40,1%
Purchase of subsidiaries and business units	(34 416)	(2 052)	(94,0)%
Cash acquired through business combinations	761	22	(97,1)%
Interest received	401	675	68,3%
Dividends received	1 376	157	(88,6)%
Proceeds from sale of trading investments - net	(61)	(31)	(49,2)%
Proceeds from disposal of non current assets	158	807	410,8%

Net cashflows from investing activities	(51 527)	(28 083)	(45,5)%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(52)	(16)	(69,2)%
Net proceeds of loans and other borrowings	26 466	(8 513)	n.m.
Proceeds from sale of treasury stock	0	0	n.a.
Other charges	0	(18)	n.a.

Net cashflows from financing activities	26 414	(8 547)	n.m.

Effect of foreign exchange rate changes on cash and cash equivalents	102	4 247	4 063,7%

Change in cash and cash equivalents	9 614	10 457	8,8%

Cash and cash equivalents, beginning of period	36 879	46 060	24,9%

Cash and cash equivalents, end of period	46 493	56 517	21,6%

Change in cash and cash equivalents	9 614	10 457	8,8%

Summary of key operating statistics

GROUP	Mar 31, 2005	Mar 31, 2006	% change

EBITDA margin	41,2%	40,5%	n.a.
Operating margin	22,1%	21,4%	n.a.
Net income margin	12,5%	12,4%	n.a.
ROA	6,8%	7,0%	n.a.
Net debt	303 354	277 775	(8,4)%
Net debt to total capital	33,3%	30,6%	n.a.
Number of employees (closing full equivalent)	14 025	12 014	(14,3)%

FIXED LINE SEGMENT	Mar 31, 2005	Mar 31, 2006	% change

Hungarian fixed line operations

Fixed line penetration	37,1%	35,3%	n.a.
Digitalization of exchanges with ISDN	93,5%	100,0%	n.a.
Number of closing lines (1)
Residential	2 057 898	1 961 997	(4,7)%
Business	258 770	244 750	(5,4)%
Payphone	26 136	21 933	(16,1)%
ISDN channels	525 322	495 880	(5,6)%
Total lines	2 868 126	2 724 560	(5,0)%

Traffic in minutes (thousands) (1)
Local	886 657	882 369	(0,5)%
Long distance	280 153	301 903	7,8%
Fixed to mobile	196 408	155 087	(21,0)%
Domestic outgoing traffic	1 363 218	1 339 359	(1,8)%
International outgoing traffic	28 614	25 471	(11,0)%
Internet (2)	675 197	345 282	(48,9)%
Total outgoing traffic	2 067 029	1 710 112	(17,3)%

Data products
ADSL lines	226 813	370 362	63,3%
Number of Internet subscribers
Dial-up	106 254	73 938	(30,4)%
Leased line	820	735	(10,4)%
DSL	152 785	240 967	57,7%
W-LAN	1 230	1 467	19,3%
CATV	16 795	30 971	84,4%
Total Internet subscribers	277 884	348 078	25,3%
Market share in the dial-up market (estimated)	43%	42%	n.a.
Managed leased lines (Flex-Com connections) (1)	10 718	9 854	(8,1)%
Cable television customers	386 536	406 682	5,2%
Total broadband Internet access (4)	245 658	403 535	64,3%

International fixed line operations

Macedonian fixed line penetration	28,0%	25,3%	n.a.
Number of closing lines
Residential	507 154	454 750	(10,3)%
Business	51 601	48 000	(7,0)%
Payphone	2 651	2 264	(14,6)%
ISDN channels	41 708	41 032	(1,6)%
Total Macedonian lines	603 114	546 046	(9,5)%

Macedonian traffic in minutes (thousands)
Local	378 857	314 095	(17,1)%
Long distance	55 393	44 859	(19,0)%
Fixed to mobile	34 163	30 171	(11,7)%
Domestic outgoing traffic	468 413	389 125	(16,9)%
International outgoing traffic	8 130	7 021	(13,6)%
Internet	60 494	54 980	(9,1)%
Total outgoing Macedonian traffic	537 037	451 126	(16,0)%

Data products (Macedonia)
ADSL lines	4 074	9 558	134,6%
Number of Internet subscribers
Dial-up	69 857	90 122	29,0%
Leased line	154	136	(11,7)%
DSL	4 074	9 558	134,6%
Total Internet subscribers	74 085	99 816	34,7%
Market share in the dial-up market (estimated)	n.a.	92%	n.a.

Montenegrin fixed line penetration	n.a.	31,2%	n.a.
Number of closing lines
PSTN lines	n.a.	174 227	n.a.
ISDN channels	n.a.	19 486	n.a.
Total Montenegrin lines	n.a.	193 713	n.a.

Montenegrin traffic in minutes (thousands)
Local	n.a.	81 435	n.a.
Long distance	n.a.	31 153	n.a.
Fixed to mobile	n.a.	8 902	n.a.
Domestic outgoing traffic	n.a.	121 490	n.a.
International outgoing traffic	n.a.	2 892	n.a.
Internet	n.a.	106 462	n.a.
Total outgoing Montenegrin traffic	n.a.	230 844	n.a.

Data products (Montenegro)
ADSL lines	n.a.	2 003	n.a.
Number of Internet subscribers
Prepaid	n.a.	27 605	n.a.
Leased line	n.a.	114	n.a.
DSL	n.a.	2 003	n.a.
Total Internet subscribers (3)	n.a.	29 722	n.a.
Market share in the dial-up market (estimated)	n.a.	98%	n.a.

(1) Magyar Telekom Plc. + Emitel (100% owned by Magyar Telekom Plc.)

(2) Internet minutes include traffic both on analog lines (reported earlier as local traffic) and on ISDN lines (not reported earlier as traffic minutes)

(3) Internet RPC figures in Montenegro are not consistent yet with the Magyar Telekom group standard

(4) Includes ADSL lines operated by Magyar Telekom Plc. and Emitel plus T-Online Hungary’s broadband customers (other than the ADSL purchased from Magyar Telekom)

MOBILE SEGMENT	Mar 31, 2005	Mar 31, 2006	% change

Hungarian mobile operations

Mobile penetration	87,4%	93,3%	n.a.
Market share of T-Mobile Hungary	45,9%	44,9%	n.a.
Number of customers (RPC)	4 051 778	4 222 206	4,2%
Postpaid share in the RPC base	29,4%	32,1%	n.a.
MOU	113	129	14,2%
ARPU	4 653	4 690	0,8%
Postpaid ARPU	10 754	10 139	(5,7)%
Prepaid ARPU	2 142	2 147	0,2%
Overall churn rate	15,1%	15,8%	n.a.
Postpaid	11,2%	10,4%	n.a.
Prepaid	16,8%	18,3%	n.a.
Enhanced services within ARPU	663	740	11,6%
Average acquisition cost (SAC) per customer	7 884	6 176	(21,7)%

International mobile operations

Macedonian mobile penetration	51,2%	62,0%	n.a.
Market share of Mobimak	73,7%	68,3%	n.a.
Number of customers (RPC)	777 048	877 228	12,9%
Postpaid share in the RPC base	15,7%	16,8%	n.a.
MOU	58	61	5,2%
ARPU	2 928	2 754	(5,9)%

Montenegrin mobile penetration	n.a.	79,1%	n.a.
Market share of Monet	n.a.	41,4%	n.a.
Number of customers (RPC)	n.a.	203 037	n.a.
Postpaid share in the RPC base	n.a.	17,9%	n.a.
MOU	n.a.	124	n.a.
ARPU	n.a.	3 766	n.a.

Analysis of the Financial Statements

for the three months ended March 31, 2006

Exchange rate information

The Euro strengthened by 7.4% against the Hungarian Forint year on year (from 247.18 HUF/EUR on March 31, 2005 to 265.54 HUF/EUR on March 31, 2006). The average HUF/EUR rate increased from 245.13 in the first three months of 2005 to 254.49 in the same period of 2006.

The U.S. Dollar strengthened by 14.9% against the Hungarian Forint year on year (from 190.81 HUF/USD on March 31, 2005 to 219.20 HUF/USD on March 31, 2006).

Analysis of group income statements

Magyar Telekom acquired a 51.12% stake in the Montenegrin Telecommunications Company (“Telekom Montenegro” or “TCG”) from the government of Montenegro in March 2005. At the same time, we acquired an additional 21.92% of TCG’s shares from minority shareholders. As the result of a public offer, Magyar Telekom acquired a 3.49% stake in TCG on May 24, 2005 increasing its total stake to 76.53%.

TCG’s balance sheet was consolidated in our accounts as of March 31, 2005, while the results of TCG are included in our consolidated income statement from the second quarter of 2005.

On December 20, 2005, Magyar Telekom Plc.’s Extraordinary General Meeting approved the decision on the merger of Magyar Telekom Plc. and T-Mobile Hungary (“TMH”). The court registration of the merger took place on February 28, 2006. From March 1, 2006, Magyar Telekom Plc. is the legal successor of TMH. At the same time, TMH will continue its operations within Magyar Telekom Plc. under an independent brand and as an independent line of business.

On March 1, 2006, Magyar Telekom Rt. changed its name to Magyar Telekom Nyilvánosan Mukodo Rt. (Magyar Telekom Telecommunications Public Limited Company) and its abbreviated name became Magyar Telekom Plc.

On April 26, 2006, the Board of Directors of Magyar Telekom has reviewed the current status of the investigation and the audit process and decided not to call the AGM as the investigation relating to two contracts regarding consultancy services, entered into by one of its subsidiaries, is still ongoing.

As disclosed on March 30, 2006, as well as in the full-year 2005 results announcement made on February 13, 2006, the Company is still inquiring into certain consultancy contracts, totalling approximately HUF 700 million, to determine whether they have been entered into in violation of company policy or applicable law or regulation. This inquiry, which is being conducted by an independent law firm and supervised by the Audit Committee, is still ongoing and it is at this point still too early to determine its outcome. Pending on the outcome of the investigation, the

Board of Directors of Magyar Telekom has decided to suspend certain employees. The Company has notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation and is in contact regarding the investigation with these authorities. The Company is committed to complying fully with the requirements and requests of these and other authorities that have jurisdiction over it.

As a result of this delay to the Annual General Meeting, the Company will fail to meet certain deadlines prescribed by the Hungarian laws and regulations for preparing and filing audited annual results (including the decision on the use of after-tax profit) approved by the AGM with the Budapest Stock Exchange (BSE), the Hungarian Financial Supervisory Authority and the Court of Registration. On May 5, 2006, the Hungarian Financial Supervisory Authority imposed a HUF 6 million fine on Magyar Telekom Plc. for not meeting its reporting obligations. The Company could also be subject to further penalties in Hungary and the United States for further failures to meet reporting obligations or for other violations of law.

The Company will seek to hold an AGM and have its annual results and dividend proposal approved as soon as reasonably practicable.

No assurance been given that as a result of the investigation the audited financial statements for 2005 and financial statements for any other period will not vary from those published prior to the completion of the investigation.

Revenues

Voice-retail revenues decreased by 7.2% in the first quarter of 2006 compared to the same period in 2005, mainly driven by lower domestic outgoing traffic revenues at Magyar Telekom Plc. due to the lower fixed to mobile terminating fees and loss of traffic.

Subscription fees showed an increase at Magyar Telekom reflecting the positive effect of the consolidation of TCG’s revenues in 2006. The subscription revenue from supplementary packages at Magyar Telekom Plc. also generated higher revenues in line with their higher customer base. These increases were partly offset by decreased ISDN subscription revenues resulting from lower average number of customers and lower prices.

Domestic outgoing fixed line traffic revenues in the first three months of 2006 amounted to HUF 18.4 bn compared to HUF 22.8 bn in the same period of 2005. Domestic outgoing traffic decreased by 1.8% in the Hungarian fixed line operations, mainly due to competition from other fixed line service providers and mobile substitution. The decrease in revenue is higher than the decrease in traffic, due to lower average per minute fees. In line with the decision of the National Regulatory Authority to reduce fixed to mobile termination rates, Magyar Telekom recorded a reduction in the fixed to mobile revenues. Both Magyar Telekom Plc. and Emitel offered several price discounts to customers choosing different tariff packages. Customized tariff packages represented 78.3% of the lines at Magyar Telekom Plc. at March 31, 2006. The most popular of these packages is the Felezo (Halving) package and the Favorit packages. Domestic outgoing traffic revenues also decreased at Maktel due to lower usage, partly compensated by price increases in August 2005. The consolidation of TCG’s revenues in 2006 partly offset these decreases.

International outgoing fixed line traffic revenues decreased by 3.8%, from HUF 2.6 bn in the first quarter of 2005 to HUF 2.5 bn in the same period of 2006. This decrease is mainly due to decreased outgoing minutes as well as price discounts given to subscribers of optional tariff packages at Magyar Telekom Plc. Outgoing international traffic revenues also decreased at Maktel as a result of lower volume of minutes. The consolidation of TCG’s revenues in 2006 partly offset these decreases.

Voice-wholesale revenues increased by 43.2% in the first quarter of 2006 compared to the same period in 2005 mainly driven by the consolidation of TCG.

Domestic incoming fixed line traffic revenues for the first three months of 2006 increased by 57.7% compared to the same period in 2005. The main reason for this increase is the additional revenue resulting from the consolidation of TCG. At Magyar Telekom Plc., revenues from LTOs increased due to higher interconnection traffic (both call origination and call termination) resulting from the increased customer base of other fixed line service providers, partly offset by lower LRIC-based rates (introduced on June 15, 2004). Domestic incoming traffic revenues from mobile operators increased significantly at Magyar Telekom Plc. resulting from higher traffic mainly in the mobile to international call relation.

International incoming fixed line traffic revenues increased to HUF 4.3 bn for the three months ended March 31, 2006 compared to HUF 3.2 bn for the same period in 2005. International incoming revenues increased mainly due to the inclusion of TCG’s revenues.

At Maktel, higher international incoming revenue is resulting from the 42.4% higher international incoming traffic. International incoming traffic revenues are also higher at Magyar Telekom Plc. due to the increased volume of international incoming traffic and higher HUF/EUR exchange rate, partly offset by lower average settlement rates. Higher traffic terminated in Magyar Telekom Plc. and LTO areas was only partly offset by lower mobile terminated international traffic transited by Magyar Telekom Plc. (due to migrations of international calls to mobile networks).

Internet revenues of the fixed line operations grew to HUF 11.5 bn in the first three months of 2006 compared to HUF 9.4 bn in the same period last year. This growth was due to the strong increase in the number of ADSL and Internet subscribers in the Hungarian fixed line operations. The number of ADSL subscribers of Magyar Telekom Plc. and Emitel grew to 370,362 (from 226,813 at the end of the first quarter of 2005) and the number of T-Online Internet connections grew by 25.3% to 348,078 compared to the previous year. The proportion of higher revenue generating leased line and broadband Internet customers grew within the customer base, which also contributed to the revenue growth. By end of March 2006, the total number of our broadband connections was over 400,000. Revenue increase, to a smaller extent, was also attributable to the consolidation of TCG’s revenues in 2006.

Data revenues grew by 11.8% to HUF 6.7 bn in the first three months of 2006 compared to the same period in 2005. The increase is mainly driven by higher data wholesale revenues at Combridge and by the inclusion TCG and Orbitel revenues.

System Integration and IT revenues increased by 14.8% and reached HUF 2.5 bn in the first quarter of 2006 compared to the same period last year, deriving from higher IT service fees at Magyar Telekom Plc.

Multimedia revenues amounted to HUF 4.3 bn in the first three months of 2006 as compared to HUF 3.8 bn in the same period of 2005. The increase is mainly due to the growth in cable TV revenues resulting from the increase in average number of cable TV subscribers and price increases effective from January 1, 2006.

Revenues from fixed line equipment sales increased to HUF 1.2 bn for the three months ended March 31, 2006 compared to HUF 1.1 bn for the same period in 2005. Equipment sales revenue increase is due to higher amount of phonesets and ADSL modems sold in connection with the intensive media campaign, partly offset by lower rental fees of telecommunications equipment at Magyar Telekom Plc.

Other fixed line revenues increased by 38.9% and amounted to HUF 2.2 bn in the first quarter of 2006. Other revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues. The increase in other revenues is mainly due to higher telephone book revenues related to telephone book publishing and higher real estate rental revenues at Magyar Telekom Plc.

Revenues from mobile telecommunications services amounted to HUF 71.2 bn for the three months ended March 31, 2006 compared to HUF 64.5 bn for the same period in 2005 (a 10.5% increase). From the second quarter of 2005, the consolidated revenue of Monet, our Montenegrin mobile operator positively affected the revenues from mobile operations. As of March 31, 2006, Monet had about 203,000 customers.

The majority of mobile telecommunications revenue is generated by T-Mobile Hungary, where the growth in revenues mainly resulted from the 14.2% higher average Minutes of Use (“MOU”) and the 4.2% higher average customer base. While the penetration growth of mobile customers has slowed down in Hungary, TMH still maintains its leading position with 44.9% market share. The proportion of postpaid customers increased to 32.1% at March 31, 2006 from 29.4% a year earlier as some of the prepaid customers migrated to more favorable, for example flat-rate postpaid packages.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It increased by 9.3% and amounted to HUF 55.4 bn in the first quarter of 2006. Its growth was mainly driven by the increased traffic generated by T-Mobile Hungary’s customers. TMH’s average usage per customer per month measured in MOU increased by 14.2% from 113 minutes in the first three months of 2005 to 129 minutes in the same period of 2006. TMH’s monthly average revenue per user (“ARPU”) increased by 0.8% from HUF 4,653 in the first quarter of 2005 to HUF 4,690 for the same period of 2006 as the proportion of postpaid customers generating monthly subscription fees have increased.

Within mobile telecommunications services, enhanced services show the highest increase as it grew from HUF 8.8 bn to HUF 10.4 bn by 18.9% year over year. This revenue includes primarily short message service (“SMS”) and multimedia message service (“MMS”). The revenue growth is due to the increasing proportion of content messages with higher rates and higher access (data, WAP, Internet, GPRS, etc.) revenues.

Mobile equipment sales revenues increased by 6.2% in the first quarter of 2006 compared to the same period of last year due to higher average price of phonesets and more gross additions to customers at T-Mobile Hungary.

Revenues from mobile telecommunications services at Mobimak increased as a result of higher average number of mobile customers and higher MOU, partly offset by lower per minute rates and lower interconnection prices. The number of Mobimak customers increased by 12.9% and reached 877,228 at March 31, 2006. Mobimak’s average usage per customer per month measured in MOU increased by 5.2% from 58 minutes in the first quarter of 2005 to 61 minutes in the same period of 2006. The revenue increase in HUF was also supported by the weakening of the HUF against the MKD.

Operating Expenses

Employee-related expenses for the first quarter of 2006 amounted to HUF 21.5 bn compared to HUF 21.6 bn for the same period in 2005 (a decrease of 0.5%). The decrease is mainly due to lower wage expenses and social security contributions at Magyar Telekom Plc. and Maktel driven by the significant decrease in average headcount. The group headcount figure fell from 14,025 on March 31, 2005 to 12,014 on March 31, 2006.

As a result of decreased headcount, the number of lines per fixed line employee at Magyar Telekom Plc. increased to 501 by the end of February 2006 and thereby reached the year-end target of 500. As Magyar Telekom Plc. merged with T-Mobile Hungary and many of the functions are centralized, we can not measure this operational statistical figure precisely any more, therefore we will not publish it in future reports.

The decrease in employee-related expenses was partly offset by the inclusion of TCG expenses and also by the 5.6% average wage rate increase from April 1, 2005 at Magyar Telekom Plc.

Depreciation and amortization increased by 6.9% to HUF 29.2 bn in the first three months of 2006 from HUF 27.3 bn in the same period last year. The increase in depreciation is mainly driven by the consolidation of TCG. In addition, depreciation increased at T-Mobile Hungary due to their higher gross asset base of telecommunications and IT equipment as well as the capitalized UMTS concession. These increases were partly offset by lower depreciation expenses in our Hungarian fixed line operations mainly resulting from the revised useful life of assets in the first quarter of 2005 which caused higher expenses last year.

Payments to other network operators reached HUF 21.9 bn in the first three months of 2006 compared to HUF 20.9 bn in the same period of 2005, mainly due to the consolidation of TCG’s expenses. The increase was also due to the 2.8% increase in outpayments to mobile operators, mainly driven by T-Mobile Hungary’s outpayments to other GSM service providers due to higher mobile penetration and increased traffic. In addition, with the introduction of flat-rate packages, the proportion of calls to the networks of other service providers increased, resulting in higher outpayments. Interconnection traffic between Magyar Telekom Plc. and the LTOs slightly increased as well, but the traffic increase was partly offset by lower LRIC-based rates. Higher network rental fee expenses primarily resulted from the inclusion of TCG group. Domestic outpayments at Mobimak increased as well due to the higher subscriber base of the other mobile service provider in Macedonia. In addition, international outpayments were higher at Magyar Telekom Plc. owing to higher volume of minutes, the weakening of HUF against the EUR as well as higher average settlement rates with foreign service providers.

These increases were party offset by Magyar Telekom’s lower outpayments to mobile operators due to decreased volume of traffic and lower fixed to mobile termination rates. International mobile outpayments showed a slight decrease at T-Mobile Hungary, as a result of favorable agreements concluded with other mobile operators, mainly with other T-Mobile companies.

The cost of telecommunications equipment sales for the three months ended March 31, 2006 was HUF 8.1 bn compared to HUF 7.9 bn for the same period in 2005 as the sale of phonesets increased significantly due to intensive Favorit and ADSL campaigns at Magyar Telekom Plc. At Mobimak, cost of equipment sales also increased as a result of higher number of gross additions and higher average cost of phonesets, partly offset by lower equipment sales ratio. The inclusion of TCG expenses also contributed to the increase. These increases were partly offset by lower equipment sales cost of TMH mainly driven by lower average cost of phonesets.

Other operating expenses - net increased by 16.8% year over year. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. This increase was primarily due to the inclusion of TCG’s expenses. Agency fees also grew as a result of increased commissions related to tariff packages sold both in LTOs’ and Magyar Telekom Plc.’s service areas. Commissions paid for new subscribers increased at TMH as well in line with increased gross additions to customers. Higher marketing fees resulting from intensive advertising activity at Magyar Telekom Plc., T-Online and TMH also contributed to the expense growth. The increase was also driven by higher fees for outsourcing services (real estate, accounting, call centers, transportation services). These increases were partly offset by lower provisions for receivables at TMH, Magyar Telekom Plc. and Maktel.

Operating Profit

Operating margin for the first quarter ended March 31, 2006 was 21.4%, while operating margin for the same period in 2005 was 22.1%. The decrease is mainly due to the fact, that in percentage terms the increase in expenses was higher than the growth in revenues.

Net financial expenses

Net financial expenses were HUF 7.7 bn in the first three months of 2006 compared to HUF 7.5 bn in the same period of 2005. Net financial expenses increased mainly due to the combined effect of higher foreign exchange losses and lower foreign exchange gains due to the weakening of the Hungarian forint. Foreign exchange loss increased at Maktel as well due to the unfavorable fluctuations of the MKD against USD and SDR. These increases were partly offset by the HUF 1.1 bn decrease in HUF interest expenses due to lower average HUF interest rates. The proportion of loan portfolio with variable interest rates was higher than a year earlier. Net financial expenses included HUF 0.8 bn net FX loss, HUF 6.8 bn interest expense, HUF 0.9 bn other financial charges and HUF 0.7 bn interest and other financial income in the first three months 2006.

Share of associates’ results after income tax

Share of associates’ results amounted to HUF 26 million loss for the first quarter of 2006 compared to HUF 284 million loss for the same period in 2005. Lower loss is mainly due to the improving performance of T-Systems Hungary.

Income tax

Income tax expense slightly decreased from HUF 3.8 bn in the first three months 2005 to HUF 3.3 bn in the first three months 2006 despite the higher profit before tax of Magyar Telekom’s subsidiaries and the inclusion of TCG group. Lower tax expense is mostly due to increase in the investment tax credit adjustment and the change in local tax deductibility.

Minority interests

Minority interests in the first quarter of 2006 were HUF 2.8 bn compared to HUF 2.3 bn for the same period in 2005. The increase mainly results from the consolidation of TCG and the better performance of Maktel and Mobimak.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities as of March 31, 2005 were HUF 1,077 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,088 bn as of March 31, 2006.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 53.5% from March 31, 2005 to HUF 76.5 bn at March 31, 2006. This decrease in current loans and other borrowings is mainly due to HUF 73.7 bn of loans from DT International Finance BV, which matured in January 2006 and was financed by a long term inter-company loan.

Non current loans and other borrowings increased by 39.1% from March 31, 2005 to HUF 259.7 bn at March 31, 2006. This significant increase reflects the balance of two effects. On the one hand, the maturity date of the existing loan portfolio has come closer; on the other hand, new long term loans increased the amount of the non current loan portfolio.

At March 31, 2006, almost 100% of the loan portfolio was HUF denominated. At the end of the first quarter of 2006, 44.0% of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 30.6% at March 31, 2006 compared to 33.3% a year earlier.

Analysis of group cashflow

Net cashflows from operating activities increased by 23.7% compared to the first three months of 2005 and amounted to HUF 42,840 million in the same period of 2006 due to higher EBITDA, favorable change in working capital requirement and lower amount of interest paid.

Net cashflows from investing activities amounted to minus HUF 28,083 million in the first quarter of 2006, while it was minus HUF 51,527 million for the same period in 2005. This HUF 23,444 million decrease in cash outflow is predominantly due to the amounts paid for the purchase of subsidiaries as Magyar Telekom acquired a total share of 76.53% in TCG in 2005. In connection with the purchase of tangible and intangible assets the cash outflow was HUF 7,915 million higher in the first three month of 2006, than a year earlier.

Net cashflows from financing activities amounted to HUF 26,414 million in the first three months of 2005 compared to minus HUF 8,547 million in the same period of 2006. While during the first quarter of 2005, Magyar Telekom took a net HUF 26,466 million loan, mainly in connection with the acquisition of Telekom Montenegro and the dividend payments of Magyar Telekom Plc., in the same period of 2006 it repaid a net HUF 8,513 million.

Analysis of segment results

Magyar Telekom divides the two business segments (fixed line and mobile) into Hungarian and international operations, thus the segment reporting information below presents these four activities. The sum of the financial results of the four operations presented below does not equal to the group financial results because of intra- and intersegment eliminations.

Hungarian fixed line operations

Hungarian fixed line operations include Magyar Telekom Plc. and its consolidated subsidiaries, other than T-Mobile Hungary and our foreign subsidiaries.

HUF millions	3 months ended March 31, 2005	3 months ended March 31, 2006	Change (%)
Voice - retail revenues	43,407	37,398	(13.8)%
Voice - wholesale revenues	3,917	4,851	23.8%
Internet	8,920	10,593	18.8%
Other revenues	15,344	16,950	10.5%
Total revenues	71,588	69,792	(2.5)%
EBITDA	26,522	23,581	(11.1)%
Operating profit	11,238	8,522	(24.2)%
Property, plant and equipment	370,714	351,924	(5.1)%
Intangible assets	31,833	36,127	13.5%
Gross additions to tangible and intangible fixed assets	5,209	6,693	28.5%

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Revenues from the Hungarian fixed line operations showed a 2.5% decrease year over year. The domestic outgoing fixed voice business experienced a decline mainly due to price discounts and lower fixed to mobile termination rates. International outgoing traffic revenues decreased as well as a result of lower per minute rates included in our various tariff packages and lower outgoing traffic. The increase in domestic incoming traffic revenues was mainly due to higher LTO call origination and termination traffic in line with the higher customer base of other fixed line telecommunications service providers, which was partly offset by lower LRIC-based rates. Domestic traffic revenues from mobile operators increased significantly due to higher traffic mainly in the mobile to international direction transited by Magyar Telekom Plc. International incoming traffic revenues increased as well, due to higher traffic and the weakening of HUF against EUR, partly offset by lower international average settlement rates. Internet revenues increased by 18.8% in the first three months of 2006 compared to the same period of 2005 driven by strong volume increases in the number of ADSL and Internet customers.

Operating profit of the Hungarian fixed line operations decreased by 24.2% due to lower traffic revenues and higher operating expenses, mainly increased cost of equipment sales and net-other operating expenses. These negative effects were partly offset by lower employee related expenses, depreciation and payments to other network operators.

International fixed line operations

In the first quarter of 2005, international fixed line operations include Maktel, Stonebridge, Telemacedonia and the related goodwill arising on consolidation. In the first quarter of 2006, these figures also include the results of the fixed line and the Internet operations of Telekom Montenegro. International fixed line operations also include the results of Orbitel, Combridge, Novatel, Novatel Ukraine and Viabridge in both periods.

HUF millions	3 months ended March 31, 2005	3 months ended March 31, 2006	Change (%)
Voice - retail revenues	7,064	9,304	31.7%
Voice - wholesale revenues	1,901	3,531	85.7%
Internet	486	881	81.3%
Other revenues	1,069	2,076	94.2%
Total revenues	10,520	15,792	50.1%
EBITDA	4,425	6,701	51.4%
Operating profit	2,371	3,952	66.7%
Property, plant and equipment	81,184	82,082	1.1%
Intangible assets	18,554	22,332	20.4%
Gross additions to tangible and intangible fixed assets	596	895	50.2%

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

From the second quarter of 2005, the consolidation of TCG’s fixed line operation had significant effect on the results of the international fixed line operations. TCG’s revenue reached HUF 4.2 bn with an operating profit of HUF 835 million and HUF 1.4 bn EBITDA. The closing number of fixed line employees was 974 on March 31, 2006.

Higher subscriptions revenues at Maktel in the first three months of 2006 resulted from the higher tariffs, partly offset by the lower average number of customers. The total number of fixed line subscribers at Maktel decreased by 9.5% to 546,046 at March 31, 2006. Domestic outgoing traffic revenues decreased mainly due to usage decrease, partly compensated by higher tariffs. Lower international outgoing traffic revenues resulted from decreased volume of traffic. International incoming traffic revenues increased, mainly due to higher traffic.

Revenues from Internet showed an increase, resulting from the significantly higher number of ADSL subscribers as well as increased average number of Internet customers. The number of Maktel’s Internet subscribers increased further and reached 99,816 by March 31, 2006 from 74,085 a year earlier.

Increase in operating expenses in the international fixed line operations mainly due the consolidation of TCG. Operating expenses decreased at Maktel mainly because of decreases in payments to other network operators and other operating expenses. Due to the successful cost-cutting efforts, the decrease in expenses and the revenue growth led to higher operating profit at Maktel.

Hungarian mobile operations

Hungarian mobile operations include T-Mobile Hungary and the related goodwill arising on consolidation.

HUF millions	3 months ended March 31, 2005	3 months ended March 31, 2006	Change (%)
Voice revenues	50,006	51,144	2.3%
Enhanced services	8,018	9,339	16.5%
Equipment sales	4,380	4,400	0.5%
Other revenues	415	501	20.7%
Total revenues	62,819	65,384	4.1%
EBITDA	24,194	26,103	7.9%
Operating profit	15,898	17,210	8.3%
Property, plant and equipment	113,970	122,436	7.4%
Intangible assets	202,954	203,163	0.1%
Gross additions to tangible and intangible fixed assets	6,332	10,475	65.4%

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Mobile penetration reached 93.3% in Hungary and T-Mobile Hungary accounts for 44.9% market share in the highly competitive mobile market.

Revenues in the Hungarian mobile operations increased by 4.1% in the first three months of 2006 compared to the same period in 2005 due to the increase in the number of mobile customers. T-Mobile Hungary’s customer base increased by 4.2% to 4,222,206 subscribers, including 2,865,174 prepaid customers by March 31, 2006. Average monthly usage per T-Mobile Hungary subscriber increased by 14.2% from 113 minutes in the first three months of 2005 to 129 minutes in the same period of 2006. T-Mobile Hungary’s ARPU increased by 0.8% from HUF 4,653 in the first quarter of 2005 to HUF 4,690 in the same period of 2006. Revenues from call terminations remained stable in the Hungarian mobile operations. While interconnection fees from Magyar Telekom Plc. decreased due to the lower per minute termination fees, interconnection fees received from other mobile service providers increased due to higher mobile penetration and traffic.

Operating profit shows an 8.3% increase as total operating expenses increased by HUF 1.3 bn and revenues increased by HUF 2.6 bn year over year. Operating expenses increased by 2.7% mainly due to the combined effect of higher other operating expenses - net (higher marketing fees resulting from the intensive advertising activity and higher agency fees) and lower employee-related expenses as well as lower cost of equipment sales.

International mobile operations

In the first quarter of 2005, international mobile operations include Mobimak and the related goodwill arising on consolidation. In the first quarter of 2006, these figures also include the results of Monet, the mobile subsidiary of Telekom Montenegro.

HUF millions	3 months ended March 31, 2005	3 months ended March 31, 2006	Change (%)
Voice revenues	6,320	8,893	40.7%
Enhanced services	802	1,233	53.7%
Equipment sales	407	624	53.3%
Other revenues	84	116	38.1%
Total revenues	7,613	10,866	42.7%
EBITDA	3,989	5,638	41.3%
Operating profit	2,287	3,125	36.6%
Property, plant and equipment	22,447	22,600	0.7%
Intangible assets	55,949	59,267	5.9%
Gross additions to tangible and intangible fixed assets	262	920	251.1%

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

The acquisition of Monet had positive impact on the results of the international mobile operations. Total revenues of Monet amounted to HUF 2.6 bn with an operating profit of HUF 0.6 bn and EBITDA reached HUF 1.2 bn. The closing number of Monet employees was 159 at the end of March 2006.

Total revenues of Mobimak in MKD terms increased by 3.6%, which was largely intensified by the 4.3% weakening of the HUF against the MKD. The 8.0% revenue increase in HUF terms in the first three months of 2006 was mainly due to higher average customer base. Mobimak’s subscriber base increased significantly by 12.9% to 877,228 including 729,725 prepaid customers on March 31, 2006. Mobimak had 68.3% share in the Macedonian mobile market and mobile penetration was 62.0% at the end of the first quarter of 2006.

Traffic revenues increased due to higher MOU and higher average number of customers, partly offset by lower per minute rates and lower interconnection prices. Equipment sales revenues increased as a result of higher average sales price of phonesets and higher gross additions.

Total operating expenses increased by 6.9% in HUF terms, due to increase in payments to other network operators, employee-related expenses and depreciation and amortization, which were partly offset by decrease in other operating expenses.

Company name:	Magyar Telekom Plc.
Company address:	H-1013 Budapest Krisztina krt. 55.
Sector:	Telecommunications
Reporting period:	January 1, 2006 — March 31, 2006
Telephone:	36-1-458-04-24
Fax:	36-1-458-04-43
E-mail address:	investor.relations@telekom.hu
Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited		x
Consolidated	x
Accounting principles	Hungarian	IFRS x	Other

PK2. Consolidated Companies with direct ownership of Magyar Telekom Plc.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mEUR 349	100.00%	100.00%	L
Telekom Crne Gore	mEUR 141	76.53%	76.53%	L
BCN Rendszerház	6,191	100.00%	100.00%	L
Pro-M	5,200	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Vidanet	2,000	90.00%	50.00%	L
T-Online Hungary	1,906	100.00%	100.00%	L
Egertel	1,425	100.00%	100.00%	L
T-Kábel Hungary	920	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Integris Rendszerház	615	100.00%	100.00%	L
EurAccount	450	100.00%	100.00%	L
Cardnet	58	72.00%	72.00%	L
Tele-Data	39	50.98%	50.98%	L
ProMoKom	21	100.00%	100.00%	L
X-Byte	20	100.00%	100.00%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Matáv	3	100.00%	100.00%	L
Axelero	3	100.00%	100.00%	L
MatávKábel TV	3	100.00%	100.00%	L
Viabridge	mEUR 1.16	100.00%	100.00%	L
Telemacedonia	mEUR 0.01	100.00%	100.00%	L
Novatel Ukraine	mEUR 0.28	100.00%	100.00%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	2,439
Future obligations from rental and operating lease contracts	31,101
Future obligation from capex contracts	12,281
Other future obligations	4,564

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	6,732	5,478	6,992
Group	14,025	11,919	12,014

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	5,478	6,992
Group	11,919	12,014

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total equity
	Year Opening (January 1st, 2006)				Closing (March 31st , 2006)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio%	Voting right %	No. of shares
Domestic institution/company	3.48	3.49	36,322,446	3.70	3.71	38,597,558
Foreign institution/company	91.51	91.73	954,250,296	92.86	93.08	968,354,548
Domestic individual	1.45	1.46	15,162,132	1.24	1.24	12,885,677
Foreign individual	0.01	0.01	133,954	0.01	0.01	152,338
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.24	n.a.	2,456,659	0.24	n.a.	2,456,659
Government Institutions	0.35	0.35	3,630,080	0.30	0.30	3,113,194
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Not registered*	1.83	1.83	19,037,080	0.84	0.84	8,725,426
Depositaries	1.13	1.13	11,775,568	0.81	0.82	8,482,815
Other**	0.00	0.00	43,385	0.00	0.00	43,385
“B” Share	0.00	0.00	1	0.00	0.00	1
Total	100.00	100.00	1,042,811,601	100.00	100.00	1,042,811,601

*Category “Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

** The holders of these shares do not wish to be a shareholder of the merged company in connection with the merger of Magyar Telekom Plc. and T-Mobile Hungary Ltd.

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	2,456,659	2,456,659
Subsidiaries	0	0
Total	2,456,659	2,456,659

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,452,081	59.21	59.35	Strategic owner
JP Morgan Chase Bank	Foreign	Depository	83,485,170	8.01	8.02	ADR Depository

TSZ3. Senior officers, strategic employees

Type(1)	Name	Position	Beginning of assignment	End of assign ment	No. of shares held
SE BM	Elek Straub	Chairman-CEO Board Member	July 17, 1995 May 24, 1995	—	76,338
SE BM	Dr. Klaus Hartmann	Chief Financial Officer Board Member	December 5, 2000 October 27, 2000	—	8,000
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Michael Günther	Board Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member Remuneration Committee Member	April 25, 2003	—	400
BM	Gerhard Mischke	Board Member	April 27, 2005	—	0
BM	Dr. Mihály Patai	Board Member Remuneration Committee Member	April 28, 1998	—	0
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
BM	Dr. György Surányi	Board Member	April 28, 2004	—	0
SBM	Dr. László Pap	Supervisory Board – Chairman Audit Committee Member	May 26, 1997	—	0
SBM	Géza Böhm	Supervisory Board Member	April 26, 2002	—	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Dr. Ádám Farkas	Supervisory Board Member Chairman and financial expert of the Audit Committee	April 27, 2005	—	0
SBM	Arne Freund	Supervisory Board Member	April 25, 2003	—	0
SBM	Wolfgang Hauptmann	Supervisory Board Member	April 25, 2003	—	0
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	0
SBM	Wolfgang Kniese	Supervisory Board Member	April 27, 2005	—	0
SBM	Dr. Thomas Knoll	Supervisory Board Member	April 27, 2005	—	0
SBM	Dr. Klaus Nitschke	Supervisory Board Member	April 26, 2002	—	0
SBM	György Varju	Supervisory Board Member	April 27, 2005	—	37
SBM	Péter Vermes	Supervisory Board Member Audit Committee Member	June 27, 1995	—	8,800
SE	Christopher Mattheisen	Chief Operating Officer, Wireline Services Line of Business	September 1, 2002	—	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	February 1, 1996	—	0
SE	Zoltán Tankó	Chief Operating Officer, Corporate Services Line of Business	January 1, 2002	—	1,100
SE	János Winkler	Chief Operating Officer, Mobile Services Line of Business	March 1, 2006	—	0
Own share property total:					100,947

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Members of the Board of Directors and Supervisory Board serve until May 31, 2007, unless otherwise stated.

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 12, 2006	Magyar Telekom signs project financing loan granted by European Investment Bank
January 20, 2006	János Winkler is the new CEO of T-Mobile Hungary
February 28, 2006	The Court of Registry registered the merger of Magyar Telekom and T-Mobile Hungary
March 6, 2006	Draft resolution to Magyar Telekom’s reference interconnection offer published by the Regulator
March 30, 2006	The Annual General Meeting of Magyar Telekom will not be held at the end of April 2006
April 7, 2006	Magyar Telekom closed the transaction to acquire Dataplex Kft.
April 26, 2006	Magyar Telekom’s Annual General Meeting will be delayed further

Magyar Telekom Plc. publishes its announcements in Magyar Tokepiac.

Change in the organizational structure

The Court of Registry registered the merger of Magyar Telekom Ltd. and T-Mobile Hungary Ltd. (Decree No. 01-10-041928/257) on February 28, 2006. From March 1, 2006, Magyar Telekom Plc. is the legal successor of T-Mobile Hungary Ltd. At the same time, T-Mobile continues to operate under an independent brand and as an independent line of business within the Magyar Telekom Plc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations

Date: May 11, 2006